As filed with the Securities and Exchange Commission on July 11, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Prudential Public Limited Company

Laurence Pountney Hill, London EC4R 0HH, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

The statement explaining the computation of the ratio of earnings to fixed charges included in this report on Form 6-K is hereby incorporated by reference, in its entirety, as Exhibit 12 in Prudential plc’s registration statement on Form F-3 (file number 333-117208).

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In £ millions, except ratios)

UK GAAP

	HISTORICAL BASIS					SUPPLEMENTAL BASIS
	Years ended 31 December					Years ended 31 December
	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000

Profit on ordinary activities (excluding discontinued operations) before shareholder tax and minority interest	670	417	526	300	841	670	417	526	300	841
Fixed charges	374	376	394	384	306	212	187	181	150	131

Earnings	1,044	793	920	684	1,147	882	604	707	450	972

Fixed charges:

Interest payable on core structural borrowings (1)	154	143	130	118	131	154	143	130	118	131

Interest on other borrowings relating to shareholder financed business(2)	72	91	103	70	12	58	44	51	32

Interest relating to with-profits business(3)	70	61	65	68	61

Product interest(4)	78	81	96	128	102

Fixed Charges	374	376	394	384	306	212	187	181	150	131

Ratio of Earnings to Fixed Charges	2.8	2.1	2.3	1.8	3.7	4.2	3.2	3.9	3.0	7.4

Earnings in Excess of Fixed Charges	670	417	526	300	841	670	417	526	300	841

US GAAP

	HISTORICAL BASIS					SUPPLEMENTAL BASIS
	Years ended 31 December					Years ended 31 December
	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000

Income from continuing operations before income taxes and minority interests and cumulative effect of changes in accounting principles	997	1,023	(1,011)	(735)	582	997	1,023	(1,011)	(735)	582

Fixed charges	3,010	2,682	3,657	3,512	3,216	232	239	239	194	148

Earnings	4,007	3,705	2,646	2,777	3,798	1,229	1,262	(772)	(541)	730

Fixed charges:

Interest payable on core structural borrowings (1)	154	143	130	118	131	154	143	130	118	131

Interest on other borrowings relating to shareholder financed business(2)	72	91	103	70	12	72	91	103	70	12

Interest relating to with-profits business(3)	70	61	65	68	61	6	5	6	6	5

Product interest(4)	2,714	2,387	3,359	3,256	3,012

Fixed Charges	3,010	2,682	3,657	3,512	3,216	232	239	239	194	148

Ratio of Earnings to Fixed Charges	1.3	1.4	—	—	1.2	5.3	5.3	—	—	4.9

Earnings in Excess / (Deficit) of Fixed Charges	997	1,023	(1,011)	(735)	582	997	1,023	(1,011)	(735)	582

(1)	Core structural borrowings comprise those borrowings required to support Prudential’s main business activities.
(2)	Interest on other borrowings relating to shareholder financed business includes:
(a) interest on commercial paper supporting a short-term fixed income securities reinvestment program.
(b) interest on structural borrowings of UK banking operations
(c) interest payable on debt held for trading purposes relating to UK banking business, and

(d)   interest payable on non-recourse borrowings of investment funds managed by PPM America, which are consolidated as if they were subsidiaries, as a result of the Prudential Group’s effective control of the funds.

On a UK GAAP supplemental basis items (c) and (d) are excluded because they do not relate to debt held for structural purposes
(3)	Interest relating to with-profits business includes:
(a) interest on other bank loans and overdrafts
(b) interest on lease payments for property. Given the complexities of calculating the interest on lease payments, it has been assumed that 1/3 of the total lease payments represent interest.
(c) interest on debt held in the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of Prudential Assurance Company (PAC) in which shareholders have no interest.
On a UK GAAP supplemental basis the above items have been excluded as these charges have no direct impact on profit from ordinary activities.

On a US GAAP supplemental basis the policyholders’ share of these charges (90% of items (a) and (b) and 100% of item (c)) has been excluded, as the policyholders’ share of the charges has no impact on income from continuing operations.

The nature and operation of the profit sharing arrangement between policyholders and shareholders regarding results of the with-profits funds business is distinctive to the UK and certain Asian operations.

Separate statutory funds are maintained for shareholders in the Group companies having with-profits business and shareholder funds are only entitled to receive profit distributions from the with-profits funds as a function of profit participation bonuses distributed or credited to policyholders. In the case of the Scottish Amicable Insurance Fund (referred to as SAIF), shareholders are not entitled to any profit from the fund.

Under UK GAAP, earnings from with-profits business are recognized only when with-profits bonuses are declared and the shareholders’ share of bonuses is transferred to the shareholders’ fund. As bonuses are smoothed over time, fixed charges incurred by with-profits funds do not directly impact the level of bonuses, and therefore do not directly impact earnings. Under US GAAP, earnings from with-profits business are recognized only after establishing a liabilty for the policyholders’ share of earnings. Consequently, fixed charges incurred by with-profits funds affect earnings only to the extent of the shareholders’ proportional interest in the earnings of the with-profits funds.

(4)

Product interest on a UK GAAP basis relates to interest on wholesale funding arrangements entered into by Jackson National Life (JNL). These funding arrangements are similar in substance to Guaranteed Investment Contracts and, as such, the interest expense is akin to interest credited on policyholders’ accounts.

On a US GAAP basis product interest also includes interest credited on account values of investment-type policies.
On a supplemental basis all product interest has been excluded.

Please note that the SEC neither requires nor encourages the presentation of supplemental ratios of earnings to fixed charges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prudential Public Limited Company

By: /s/ John Foley

Name:	John Foley

Title:	Managing Director, Prudential Finance

Date: July 11, 2005